EXHIBIT 99.1

Golar LNG Limited update (CORRECTION)

Golar LNG has today been informed that the board of directors of Hygo Energy Transition Ltd. (“Hygo”, the Company) has accepted Mr. Eduardo Antonello’s request for Leave of Absence with immediate effect. Mr. Antonello has informed the company that in the coming period he’ll concentrate his efforts to address recent allegations that have been made against him dating to a period before the formation of the Company.

The Hygo board wants to emphasize that the Mr. Antonello’s leave is not in any way linked to any action or misconduct during his tenure at Hygo where he has been instrumental in building a very robust integrated LNG business, delivering cheaper and cleaner energy to the Brazilian market.

His functions in the Company will temporarily be taken over by the Hygo Board which reiterates to its shareholders and customers its total commitment to continue to build a global company able to democratize the use of LNG by replacing more expensive and polluting fuel sources like diesel, oil and coal.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar LNG Limited and Hygo Transition Services Ltd. undertake no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. Golar LNG Limited and Hygo Transition Services Ltd. undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law

Hamilton, Bermuda

September 29, 2020

Enquiries:

Golar Management Limited: + 44 207 063 7900

Eduardo Maranhão

Stuart Buchanan